SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of December, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A



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This Form 6-K consists of:

The notice of extraordinary general meeting of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on December 6, 2006.

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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                    -----------

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: December 7, 2006

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                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of China Petroleum & Chemical Corporation ("Sinopec Corp.") will be held at 9:30 a.m. on 22 January 2007 at Crowne Plaza Beijing-Park View Wuzhou, No.8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following resolutions:

By way of special resolutions:

1. To grant to the board of directors of Sinopec Corp. an unconditional general mandate to allot, issue and deal with new domestic listed shares and new overseas listed foreign shares:

      1.1 Subject to resolutions numbered 1.3 and 1.4 and pursuant to the Company Law (the "Company Law") of the People's Republic of China (the "PRC") and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the board of directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

            (1) class and number of new shares to be issued;

            (2) price determination method of new shares and/or issue price
                (including price range);

            (3) the starting and closing dates for the issue;

            (4) class and number of the new shares to be issued to existing shareholders; and

            (5) the making or granting of offers, agreements and options which might require the exercise of such powers.

      1.2 The approval in resolution numbered 1.1 shall authorise the board of directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

      1.3 The aggregate nominal amount of new domestic listed shares and new overseas listed foreign shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the board of directors of Sinopec Corp. pursuant to the approval in resolution numbered 1.1, otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.

      1.4 In exercising the powers granted under resolution numbered 1.1, the board of directors of Sinopec Corp. must (1) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (2) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

      1.5   For the purpose of this resolution:

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            Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

            (i)   twelve months from the date of passing this resolution;

            (ii) the conclusion of the next annual general meeting of Sinopec Corp.; and

            (iii) the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

      1.6 The board of directors of Sinopec Corp., subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to resolution numbered 1.1 above.

      1.7 To authorise the board of directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

      1.8 Subject to the approval of the relevant PRC authorities, the board of directors of Sinopec Corp. or the Secretary to the Board be and is hereby authorised to make appropriate and necessary amendments to Article 20 and Article 23 of the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.

2. To approve the following proposals regarding the issue of convertible bonds:

      2.1 Subject to the passing of the resolutions numbered 2.2, 2.3 and 3 below, to approve Sinopec Corp. to issue up to US$1.5 billion (or approximately HK$ 11.7 billion) in principal amount of bonds convertible into Sinopec Corp.'s overseas listed foreign shares within twelve months from the date of approvals passed at Sinopec Corp.'s general meeting.

      2.2 Subject to the passing of the resolutions numbered 2.1, 2.3 and 3 below, to approve Sinopec Corp. to issue from time to time and in accordance with the terms and conditions of the convertible bonds, such number of new overseas listed foreign shares as may be required to be issued pursuant to the application for conversion of shares made by the convertible bond holders.

      2.3 Subject to the passing of the resolutions numbered 2.1, 2.2 and 3 below, to approve Sinopec Corp. to increase its share capital and to make all necessary amendments to Sinopec Corp.'s Articles of Association for the purpose of reflecting the changes of the registered capital and capital structure of Sinopec Corp. resulting from the issue of new overseas listed foreign shares pursuant to the conversion of the convertible bonds.

3. To authorise the board of directors of Sinopec Corp. to deal with all matters in connection with the issue of convertible bonds, including but not limited to:

      3.1 Subject to the passing of the resolutions numbered 2 and 3.2, to determine the terms and conditions of the convertible bonds and the relevant matters in accordance with the need of Sinopec Corp. and the market conditions, including the amount of convertible bonds within the upper limit as mentioned in resolution numbered 2.1 above, and to sign all necessary legal documents for such purpose.

      3.2 Subject to the passing of the resolutions numbered 2 and 3.1, to authorise the Secretary to the Board to issue new overseas listed foreign shares in accordance with the resolution numbered 2.2 above and/or increase share capital and/or amend Sinopec Corp.'s Articles of

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            Association as mentioned in the resolution numbered 2.3 and to deal with all necessary procedures and registrations in relation thereto.

4. To approve, subject to the passing of the resolution numbered 5 below, to approve Sinopec Corp. to issue up to RMB 10 billion in principal amount of domestic corporate bonds within twelve months from the date of approvals passed at Sinopec Corp.'s general meeting.

5. To authorise the board of directors of Sinopec Corp. to deal with all matters in connection with the issue of domestic corporate bonds, including but not limited to, subject to the passing of the resolutions numbered 4, to determine the terms and conditions of the domestic bonds and the relevant matters in accordance with the need of Sinopec Corp. and the market conditions, including the exact amount of domestic corporate bonds within the upper limit as mentioned in resolution numbered 4 above, and to authorise the board of directors of Sinopec Corp. to sign all necessary legal documents for such purpose.

                                                 By Order of the Board
                                         China Petroleum & Chemical Corporation
                                                        Chen Ge
                                          Secretary to the Board of Directors

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Chen Tonghai*, Zhou Yuan*, Wang Tianpu #, Zhang Jianhua #, Wang Zhigang #, Dai Houliang #, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Beijing, the PRC, 6 December, 2006


Notes:

1.    Details of Proposed Resolutions

Details regarding the proposed resolutions are set out in the circular issued by Sinopec Corp. dated 6 December 2006.

2.    Eligibility for attending the Extraordinary General Meeting

Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of Sinopec Corp.'s Domestic Shares whose names appear on the Domestic Shares Register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on 22 December 2006 are eligible to attend the Extraordinary General Meeting.

3.    Proxy

(i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder of Sinopec Corp.

(ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the registered address of Sinopec Corp. and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for the holding of the Extraordinary General Meeting.

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(iv)  A proxy may exercise the right to vote by a show of hands or by poll.
      However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.    Registration procedures for attending the Extraordinary General Meeting

(i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii) Holders of H Shares and Domestic Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before 2 January 2007.

(iii) Shareholders may send the reply slip to Sinopec Corp. in person, by post or by fax.

5.    Closure of Registers of Members

The registers of members of Sinopec Corp. will be closed from 23 December 2006 to 22 January 2007 (both days inclusive).

6. Procedures for demanding a poll to vote on resolutions

Subject to Sinopec Corp.'s Articles of Association, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(i)   the chairman of the meeting;

(ii) at least two shareholders present in person or by proxy entitled to vote thereat; or

(iii) one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

7.    Other Businesses

(i) The Extraordinary General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii) The address of the share registrar for H Shares, Hong Kong Registrars Limited is at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong,

(iii) The address of the share registrar for Domestic Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at 36 Floor, China Insurance Building, 166 Lu Jian Jiu Dong Road, Pudong Xin District, Shanghai, the PRC.

(iv) The registered address of Sinopec Corp. is at: A6, Huixindong Street, Chaoyang District, Beijing, 100029 The People's Republic of China

      Telephone No.: (+86)-10-6499 0060
      Facsimile No.: (+86)-10-6499 0022

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